UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DouYu International Holdings Limited

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

25985W105**

(CUSIP Number)

HUYA Inc.

Building A3, E-Park, 280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Jing An Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040 People’s Republic of China +86 (21) 6193 8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D constitutes Amendment No.1 to the initial Schedule 13D (the “Original Schedule 13D”) filed on October 14, 2020 by HUYA Inc., with respect to ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”) of DouYu International Holdings Limited, a Cayman Islands company (the “Issuer”).

**	The CUSIP number of 25985W105 applies to the American depositary shares of the Issuer (“ADSs”). Every ten ADSs represent one Ordinary Share, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25985W105	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS HUYA Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 25985W105	Page 3 of 4 Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends and supplements the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

On July 12, 2021, HUYA Inc., an exempted company organized under the laws of the Cayman Islands (“HUYA”), Tiger Company Ltd., a direct wholly owned subsidiary of HUYA (“Merger Sub”), the Issuer, and Nectarine Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited (“Tencent”), entered into a termination agreement, pursuant to which the Agreement and Plan of Merger, dated October 12, 2020, by and among the same parties, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated with immediate effect. As a result, the voting agreements (each a “Voting Agreement” and together, the “Voting Agreements”) dated as of October 12, 2020 entered into by HUYA, Tencent, and, solely for the limited purposes set forth therein, the Issuer, with each of Mr. Shaojie Chen and Mr. Wenming Zhang, were terminated upon termination of the Merger Agreement, pursuant to Section 6 of each of the Voting Agreements. Following termination of the Voting Agreements, HUYA ceases to share beneficial ownership over an aggregate of 5,451,868 Ordinary Shares beneficially owned by Mr. Shaojie Chen and Mr. Wenming Zhang.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

Except as set forth herein, neither HUYA nor, to the best of its knowledge, any of the persons named in Schedule A hereto, has any present plans or proposals that relate to or would result in any of the transactions described in other paragraphs of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)–(b) Following termination of the Voting Agreements, HUYA ceases to share beneficial ownership over an aggregate of 5,451,868 Ordinary Shares beneficially owned by Mr. Shaojie Chen and Mr. Wenming Zhang.

Except as disclosed in this Schedule 13D, neither HUYA nor, to the knowledge of HUYA, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Share or have the right to acquire any Ordinary Share.

Except as disclosed in this Schedule 13D, neither HUYA nor, to the knowledge of HUYA, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) Except as disclosed in this Schedule 13D, neither HUYA nor, to the knowledge of HUYA, any of the persons listed in Schedule A hereto, has effected any transactions in the securities of the Issuer during the last 60 days.

CUSIP No. 25985W105	Page 4 of 4 Pages

(d) None.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule D is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

D	Termination Agreement re Merger Agreement, dated as of July 12, 2021, by and among HUYA Inc., Tiger Company Ltd., DouYu International Holdings Limited and Nectarine Investment Limited (incorporated herein by reference to Exhibit 99.2 to Huya’s current report on Form 6-K (File No. 001-38482) filed with the SEC on July 12, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2021

HUYA Inc.

By:	/s/ Catherine Xiaozheng Liu
Name:	Catherine Xiaozheng Liu
Title:	Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF HUYA

Name	Position with HUYA	Present Principal Occupation	Business Address	Citizenship
Lingdong Huang	Chairman of Board of Directors	General Manager at Tencent Holdings Limited’s Interactive Entertainment Group	Building C, Kexing Science Park, Nanshan District, Shenzhen, the People’s Republic of China	People’s Republic of China

Rongjie Dong	Director, Chief Executive Officer	*	Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, People’s Republic of China	People’s Republic of China

David Xueling Li	Director	Co-founder, Chairman and Chief Executive Officer of JOYY Inc.	Building B-1, North Block of Wanda Plaza, No. 79 Wanbo 2nd Road, Panyu District, Guangzhou, 511442, the People’s Republic of China	People’s Republic of China

Cheng Yun Ming Matthew	Director	Corporate Vice President of Tencent Holdings Limited	29/F, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)

Hai Tao Pu	Director	Co-head of Legal Department at Tencent Holdings Limited	29/F, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)

Guang Xu	Director	General Manager at Tencent Holdings Limited’s Interactive Entertainment Group	Building C, Kexing Science Park, Nanshan District, Shenzhen, the People’s Republic of China	People’s Republic of China

Lei Zheng	Director	General Manager of the User Platform Department of Tencent Holdings Limited	Building C, Kexing Science Park, Nanshan District, Shenzhen, the People’s Republic of China	People’s Republic of China

Hongqiang Zhao	Independent Director	Chief Financial Officer of BaiRong Yunchuang Technology Co. Ltd.	No. 10 Furong Street, Chaoyang District, Beijing, the People’s Republic of China	United States of America

Tsang Wah Kwong	Independent Director	/	Flat B, 11/F., Block 9, Vista Paradiso, 2 Hang Ming Street, Ma On Shan, New Territories, Hong	People’s Republic of China (Hong Kong SAR)

Name	Position with HUYA	Present Principal Occupation	Business Address	Citizenship

Catherine Xiaozheng Liu	Chief Financial Officer	*	Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, People’s Republic of China	People’s Republic of China (Hong Kong SAR)

Ligao Lai	Chief Technology Officer	*	Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, People’s Republic of China	People’s Republic of China

*	His/Her present principal occupation is the same with his/her position with HUYA.